SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
     Publicly-Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

CALL NOTICE – EXTRAORDINARY SHAREHOLDERS’ MEETING

The Shareholders of TIM Participações S.A. (“Company”) are called upon, as set forth in Section No.124 of the Brazilian Law No. 6.404/76, to attend to the Company’s Extraordinary Shareholders’ Meeting to be held on December 30th, 2009, at 09:00 am, at the Company’s headquarters, located at Avenida das Américas, No. 3434, 1st Block, Barra da Tijuca, in the City and State of Rio de Janeiro, in order to resolve on the following Agenda:

(i) to examine, discuss and approve the Protocol and Justification of the Merger of Holdco Participações Ltda. (“Holdco”) into the Company (the “Merger”); (ii) to approve and ratify the appointment of the specialized company responsible for the valuation report of Holdco’s shareholders’ equity, as well as the financial institution responsible for the economic valuation report; (iii) to analyze and approve the valuation report of Holdco prepared for purposes of the Merger, as well as the economic valuation report and the applicable substitution ratio; (iv) to approve the merger of Holdco into the Company, pursuant to the Protocol and Justification of the Merger, as well as authorize the management of the Company to take any and all supplementing measure deemed necessary to conclude the Merger; (v) to approve the capital increase of the Company due to the merger of Holdco, including the issuance of new common and preferred shares to JVCO Participações Ltda. (“JVCO”) and, as consequence, approve the modification of the Section 5th of the Company’s By-Laws; and (vi) to ratify the election by co-optation of Mr. Marco Patuano as member of the Company’s Board of Directors for complementation of the term of office, pursuant to the Section 150 of the Brazilian Law No. 6.404/76 and the Section 28, sole paragraph, of the Company’s By-Laws, in accordance with the approval resolved on in the meeting of the Company’s Board of Directors held on November 27th, 2009.

General Instructions:

1. The documents pertinent to the matters to be analyzed and discussed at the Shareholders’ Meeting are at the shareholders’ disposal at the Company’s headquarters and at the electronic address www.tim.com.br/ir.

2. The shareholders or their qualified representatives shall observe, for participation in the Shareholders’ Meeting called upon herein, the provisions set forth in the Section No. 126 of the Brazilian Law No. 6.404/76 and the sole paragraph of the Section 15 of the Company’s By-Laws. Accordingly, the shareholders to be represented at the Shareholders’ Meeting shall deposit at the Company’s headquarters the respective documentation which support such shareholders’ representation, including the power of attorney and/or articles of incorporation and corporate acts related to the appointment, as the case may be, and the representative’s identification document, in up to 02 (two) business days prior to the Shareholders’ Meeting. Within the same term, the holders of book entry shares or shares held in custody shall deposit copies of the identity card and the respective share statement issued at least 05 (five) business days prior to the Shareholders’ Meeting. The documentation mentioned herein shall be forwarded to the following address: TIM Participações S.A., Investor Relations Department, Mr. Claudio Zezza, Avenida das Américas, No. 3434, 1st Block, 6th floor, Zip Code: 22.640 -102, Barra da Tijuca, in the City and State of Rio de Janeiro.

Rio de Janeiro (RJ), December 14th, 2009.
Mario Cesar Pereira de Araujo
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 15, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.